ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange
On Tuesday 28 July 2009

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Announcement: ‘National Grid plc- AGM poll results’

Tuesday 28th July 2009

National Grid plc (‘the Company’)

AGM poll results

Yesterday, 27th July 2009, the Company held its 2009 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution	Details	For (% of shares	Against (% of
		voted)	shares voted)
1	To receive the Annual Report and Accounts	99.74	0.26
2	To declare a final dividend	99.97	0.03
3	To re-elect Sir John Parker	99.21	0.79
4	To re-elect Steve Holliday	99.54	0.46
5	To re-elect Ken Harvey	99.55	0.45
6	To re-elect Steve Lucas	99.52	0.48
7	To re-elect Stephen Pettit	99.52	0.48
8	To re-elect Nick Winser	99.51	0.49
9	To re-elect George Rose	91.43	8.57
10	To reappoint the auditor, PricewaterhouseCoopers LLP	99.76	0.24
11	To authorise the Directors to set the auditor’s remuneration	99.86	0.14
12	To approve the Directors’ Remuneration Report	97.66	2.34
13	To authorise the Directors to issue shares	97.61	2.39
14	To authorise a Scrip Dividend Scheme	99.82	0.18
15	To authorise capitalising reserves for the Scrip Dividend Scheme	99.80	0.20
16*	To disapply pre-emption rights	99.07	0.93
17*	To authorise the Company to purchase its own ordinary shares	99.63	0.37
18*	Notice of General Meetings	96.59	3.41
19*	To adopt new Articles of Association from the AGM	98.04	1.96
20*	To adopt new Articles of Association from 1 October 2009.	99.83	0.17

• Special resolution

As required by the FSA Listing Rules two copies of AGM resolutions 12-20 will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website www.nationalgrid.com.